UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On October 16, 2024, Crown LNG Holding AS, a wholly owned subsidiary of Crown LNG Holdings Limited (“Crown”), a private limited company incorporated under the laws of Jersey, Channel Islands, issued unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024, and management’s discussion and analysis of financial condition and results of operations (the “MD&A”) for the six months ended June 30, 2024. A copy of such unaudited condensed consolidated interim financial statements is attached hereto as Exhibit 99.1. A copy of the MD&A is attached hereto as Exhibit 99.2.

On October 16, 2024, Crown issued a press release in which Crown reported Crown LNG Holding AS’ financial results for the six months ended June 30, 2024. A copy of such press release is furnished as Exhibit 99.3 hereto.

The information furnished in Exhibit 99.1 and Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K (this “Report”) shall be deemed to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and incorporated by reference into Crown’s registration statements on Form F-1 (File No. 333-282396), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

APPLICATION OF HOME COUNTRY PRACTICE RULES

Crown is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and Crown’s ordinary shares are listed on the Nasdaq Capital Market (“Nasdaq”). As a foreign private issuer, Crown is permitted under Nasdaq rules to follow home country governance practices instead of certain Nasdaq requirements pursuant to Nasdaq Rule 5615(a)(3). As disclosed in Crown’s Registration Statement on Form F-4, as filed with the SEC on February 2, 2024, and declared effective by the SEC on February 14, 2024, Crown follows home country corporate governance practices instead of certain Nasdaq corporate governance requirements, as described in more detail therein. Crown has also informed Nasdaq that it intends to follow home country governance practices in lieu of shareholder approval requirements in Nasdaq Rule 5635, and that it will disclose in its annual report on Form 20-F for the fiscal year ended December 31, 2024, each requirement that it does not follow and describe the home country practices it follows in lieu of such requirements.

Exhibits

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Six Months Ended June 30, 2024 and December 31, 2023

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2024 and 2023

99.3	Press Release dated as of October 16, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROWN LNG HOLDINGS LTD.

By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory

Date: October 16, 2024